SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

(Provida Pension Fund Administrator)

(Name of Issuer)

SHARES OF COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

020304634

(CUSIP Number)

AMERICAN DEPOSITARY SHARES (ADS) EACH REPRESENTING

FIFTEEN (15) SHARES OF COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

00709P108

(CUSIP Number)

Brian V. Breheny

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, D.C. 20005

Telephone: (202) 371-7000

June 22, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 020304634	13D

1.	NAMES OF REPORTING PERSONS MetLife, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 308,928,816
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 308,928,816
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,928,816
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.2%*
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

*	Percentage calculation assumes, consistent with applicable Chilean law, that 3,296,866 treasury shares are issued and outstanding but not beneficially owned by the Reporting Persons.

CUSIP No. 020304634	13D

1.	NAMES OF REPORTING PERSONS MetLife Chile Acquisition Co. S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 308,928,816
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 308,928,816
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,928,816
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.2%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	Percentage calculation assumes, consistent with applicable Chilean law, that 3,296,866 treasury shares are issued and outstanding but not beneficially owned by the Reporting Persons.

This Amendment No. 5 is being filed by MetLife, Inc. (“MetLife”), and its indirect wholly-owned subsidiary, MetLife Chile Acquisition Co. S.A. (“Acquisition Co.,” and collectively with MetLife, the “Reporting Persons”) with respect to the Common Shares, without par value (collectively, the “Common Shares,” and each a “Common Share”) of Administradora de Fondos de Pensiones Provida S.A. (the “Company”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on October 11, 2013, as amended on March 21, 2014, August 28, 2014, November 17, 2014 and May 12, 2015 (collectively with this Amendment No. 5, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.	Purpose of Transactions

Item 4 is hereby amended and supplemented by adding the following:

On June 8, 2015, the ADS Depositary notified Chile Inversiones that it had received an unsolicited written proposal not subject to any conditions from Invesco Canada Ltd. to purchase all of the Sale Shares at a price per Common Share of Ps. 3,475.00 (the “Invesco Proposal”). In connection with the Invesco Proposal, on June 22, 2015, (i) Chile Inversiones delivered to the ADS Depositary a written Match Right Notice (as defined in the Depositary Purchase Agreement) in accordance with the Depositary Purchase Agreement, which increased the purchase price per Common Share to Ps. 3,500.00, and (ii) Chile Inversiones and the ADS Depositary entered into an amendment to the Depositary Purchase Agreement (“Depositary Purchase Agreement Amendment No. 1”) to increase the purchase price per Common Share to Ps. 3,500.00 (the “Amended Per Share Consideration”). Under the terms of the amended Depositary Purchase Agreement (the “Amended Depositary Purchase Agreement”), subject to the satisfaction or waiver of certain conditions, Chile Inversiones will acquire each of the Sale Shares in exchange for the Amended Per Share Consideration, unless Chile Inversiones exercises its right to match a higher purchase price per Common Share under a Superior Proposal, in each case without interest or adjustment (the “Amended Depositary Transaction”). If the Amended Depositary Transaction is consummated, the Reporting Persons will increase their interest in the Company from approximately 93.2% of the Common Shares, as of June 24, 2015, to approximately 94.7% of the Common Shares. The Amended Depositary Transaction will not result in a change of control of the Company. In connection with the Amended Depositary Transaction, MetLife and Chile Inversiones expect to file an amendment to their Rule 13e-3 Transaction Statement with the SEC on or after the date hereof.

The foregoing description of Depositary Purchase Agreement Amendment No. 1 is a summary and qualified in its entirety by the terms of Depositary Purchase Agreement Amendment No. 1, a copy of which is filed herewith as an exhibit to this Schedule 13D, and which is incorporated herein by reference.

The Amended Depositary Transaction could result in the acquisition or disposition of additional securities of the Company. One or more of the Reporting Persons are expected to take actions in furtherance of the Amended Depositary Transaction.

The Reporting Persons may at any time, or from time to time, (i) acquire additional Common Shares, including Common Shares held by the Company in treasury, in the open market, in privately negotiated transactions, or otherwise, (ii) otherwise seek control or seek to influence the management and policies of the Company, (iii) amend the terms of the Amended Depositary Transaction, or, subject to its terms, terminate the Amended Depositary Purchase Agreement, (iv) take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the Amended Depositary Transaction, or (v) change their intentions with respect to any such matters, in each of the cases of (i) through (v), based upon the

Reporting Persons’ evaluation of the Company’s businesses and prospects, price levels of the Common Shares, conditions in the securities and financing markets and in the Company’s industry and the economy in general, regulatory developments affecting the Company and its industry and other factors deemed relevant.

Except as set forth in this Schedule 13D (including any information incorporated by reference) and in connection with the transactions described in this Schedule 13D, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

The information set forth under Item 4 of this Schedule 13D is incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any third persons with respect to Common Shares or ADSs.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

Exhibit No.	Title

1	Transaction Agreement, dated as of February 1, 2013, by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile S.A., MetLife, Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

2	Share Purchaser Joinder Agreement to the Transaction Agreement by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile, MetLife and MetLife Chile Acquisition Co. S.A., dated as of March 12, 2013 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

3	Joint Filing Agreement, dated October 11, 2013, by and between MetLife, Inc., MetLife Chile Acquisition Co. S.A. and Inversiones Previsionales S.A.

4	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013. (English translation)

5	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013. (English translation)

6	American Depositary Share Purchase Agreement, dated as of March 28, 2014, by and between Little Oak Asset Management, LLC and MetLife Chile Acquisition Co. S.A.

7	American Depositary Share Purchase Agreement, dated as of March 31, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A.

8	American Depositary Share Purchase Agreement, dated as of May 16, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A.

9	American Depositary Share Purchase Agreement, dated as of August 22, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A.

10	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated August 26, 2014. (English translation)

11	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated August 26, 2014. (English translation)

12	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A.

13	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Rangeley Capital Partners, LLC and MetLife Chile Acquisition Co. S.A.

14	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Andrew Lichtenstein, Inc. and MetLife Chile Acquisition Co. S.A.

15	Merger Agreement of Administradora de Fondos de Pensiones ProVida S.A. into MetLife Chile Acquisition Co. S.A., dated as of November 14, 2014, by and among MetLife Chile Acquisition Co. S.A., Inversiones MetLife Holdco 2 Dos Limitada, Inversiones MetLife Holdco 3 Tres Limitada and MetLife Chile Inversiones Limitada. (English translation)

16	Share Purchase Agreement, dated as of May 12, 2015, by and between The Bank of New York Mellon and MetLife Chile Inversiones Limitada.

17	Amendment No. 1 to Share Purchase Agreement, dated as of June 22, 2015, by and between The Bank of New York Mellon and MetLife Chile Inversiones Limitada.*

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated as of: June 24, 2015

MetLife, Inc.

By:	/s/ William J. Wheeler
Name:	William J. Wheeler
Title:	President, Americas

MetLife Chile Acquisition Co. S.A.

By:	/s/ Randal W. Haase
Name:	Randal W. Haase
Title:	Authorized Representative

Exhibit Index

Exhibit No.	Title

1	Transaction Agreement, dated as of February 1, 2013, by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile S.A., MetLife, Inc. and MetLife Chile Acquisition Co. S.A. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

2	Share Purchaser Joinder Agreement to the Transaction Agreement by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile, MetLife and MetLife Chile Acquisition Co. S.A., dated as of March 12, 2013 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO-T filed by MetLife Chile Acquisition Co. S.A. with the U.S. Securities and Exchange Commission on August 6, 2013).

3	Joint Filing Agreement, dated October 11, 2013, by and between MetLife, Inc., MetLife Chile Acquisition Co. S.A. and Inversiones Previsionales S.A.

4	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013. (English translation)

5	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated October 9, 2013. (English translation)

6	American Depositary Share Purchase Agreement, dated as of March 28, 2014, by and between Little Oak Asset Management, LLC and MetLife Chile Acquisition Co. S.A.

7	American Depositary Share Purchase Agreement, dated as of March 31, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A.

8	American Depositary Share Purchase Agreement, dated as of May 16, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A.

9	American Depositary Share Purchase Agreement, dated as of August 22, 2014, by and between Rangeley Capital Partners, L.P. and MetLife Chile Acquisition Co. S.A.

10	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative, dated August 26, 2014. (English translation)

11	Resolution of the Board of Directors of Inversiones Previsionales S.A. evidencing authority to sign of the Authorized Representative, dated August 26, 2014. (English translation)

12	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between CIBC World Markets Inc. and MetLife Chile Acquisition Co. S.A.

13	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Rangeley Capital Partners, LLC and MetLife Chile Acquisition Co. S.A.

14	American Depositary Share Purchase Agreement, dated as of September 26, 2014, by and between Andrew Lichtenstein, Inc. and MetLife Chile Acquisition Co. S.A.

15	Merger Agreement of Administradora de Fondos de Pensiones ProVida S.A. into MetLife Chile Acquisition Co. S.A., dated as of November 14, 2014, by and among MetLife Chile Acquisition Co. S.A., Inversiones MetLife Holdco 2 Dos Limitada, Inversiones MetLife Holdco 3 Tres Limitada and MetLife Chile Inversiones Limitada. (English translation)

16	Share Purchase Agreement, dated as of May 12, 2015, by and between The Bank of New York Mellon and MetLife Chile Inversiones Limitada.

17	Amendment No. 1 to Share Purchase Agreement, dated as of June 22, 2015, by and between The Bank of New York Mellon and MetLife Chile Inversiones Limitada.*

*	Filed herewith.